DTF Tax-Free Income 2028 Term Fund Inc.

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

February 28, 2023

VIA EDGAR

Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re:        DTF Tax-Free Income 2028 Term Fund Inc., File No. 811-6416

Dear Mr. Ellington:

On behalf of the above-captioned registrant (the “Fund”), set forth below is a response to the comments that you provided by telephone on February 21, 2023 with respect to the Fund’s annual report to shareholders for the fiscal year ended October 31, 2022 (the “Annual Report”), which was included in a Form N-CSR filing of the Fund filed on January 6, 2023 (the “January 6 Form N-CSR Filing”).

COMMENT: You commented that the Management Discussion of Fund Performance in the Annual Report does not include a statement accompanying the graph and table to the effect that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares. You requested written confirmation that the Fund will comply with the disclosure requirement of Instruction 4(g)(2)(B) to Item 24 of Form N-2 going forward in its annual reports to shareholders.

RESPONSE: The Fund will comply with the disclosure requirement of Instruction 4(g)(2)(B) to Item 24 of Form N-2 in its annual reports to shareholders for the fiscal year ending October 31, 2023 and future years.

COMMENT: With respect to the January 6 Form N-CSR Filing, you commented that Item 4(d) of the certifications required by Item 13(a)(2) of Form N-CSR does not appear to refer to the correct time period. You pointed out that Item 4(d) in such certifications requires disclosure of any changes in the registrant’s internal control over financial reporting that occurred during the period covered by the report, whereas the Item 4(d) certification in the January 6 Form N-CSR Filing only covers one quarter within that period. You requested that the Fund file an amended Form N-CSR to include the correct form of Item 4(d) certification and ensure that the certifications are updated to be made as of a current date. You also requested that an explanatory note be included on the cover page of the Form N-CSR/A filing to describe the changes.

Kenneth Ellington

Securities and Exchange Commission

February 28, 2023

RESPONSE: The Fund is filing a Form N-CSR/A on February 28, 2023 that includes the correct form of Item 4(d) certification in the relevant Item 13(a)(2) certifications, which are dated as of the same date as the N-CSR/A filing. An explanatory note describing this change also is included on the N-CSR/A filing’s cover page.

COMMENT: With respect to the January 6 Form N-CSR Filing, you commented that Item 11(b) refers to the second fiscal quarter of the period covered by the report. You requested that the Fund file an amended N-CSR that revises Item 11(b) so that it utilizes the language of Item 11(b) of Form N-CSR, which refers to the period covered by the report (without being limited to a particular quarter) and confirms that there have been no changes during that period.

RESPONSE: The Form N-CSR/A that the Fund is filing on February 28, 2023 incorporates the above comments in Item 11(b).

* * *

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at 312-917-6529 or Alan.Meder@dpimc.com.

Very truly yours,

/s/ Alan M. Meder

Alan M. Meder
Treasurer and Principal Financial Officer
DTF Tax-Free Income 2028 Term Fund Inc.

cc:	Lawrence R. Hamilton, Mayer Brown LLP